EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$413	$443	$744	$897
Fixed charges excluding preferred stock dividends	51	66	108	135
Income for computation excluding interest on deposits	464	509	852	1,032
Interest expense excluding interest on deposits	36	52	79	107
One-third of rent expense	15	14	29	28
Preferred stock dividends	16	8	32	16
Fixed charges including preferred stock dividends	67	74	140	151
Ratio of earnings to fixed charges, excluding interest on deposits	7.03x	6.91x	6.11x	6.84x
Including Interest on Deposits
Income from continuing operations before income taxes	$413	$443	$744	$897
Fixed charges excluding preferred stock dividends	78	91	163	187
Income for computation including interest on deposits	491	534	907	1,084
Interest expense including interest on deposits	63	77	134	159
One-third of rent expense	15	14	29	28
Preferred stock dividends	16	8	32	16
Fixed charges including preferred stock dividends	94	99	195	203
Ratio of earnings to fixed charges, including interest on deposits	5.26x	5.42x	4.65x	5.35x